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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (Amendment No. 5)

                               WMS INDUSTRIES INC.
                                (Name of Issuer)

                     Common Stock, par value $0.50 per share
                         (Title of Class of Securities)

                                    929297109
                  --------------------------------------------
                                 (CUSIP Number)

                                Louis J. Nicastro
                                Neil D. Nicastro
                          3401 North California Avenue
                             Chicago, Illinois 60618
                            Telephone: (773) 961-1111
                  --------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 24, 2000
                  --------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                               (Page 1 of 5 Pages)



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CUSIP NO. 929297109                     13D                  PAGE 2 OF 5 PAGES

1.       Name Of Reporting Person

         I.R.S. Identification No. of Above Person (Entities Only)
                  Louis J. Nicastro
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2.       Check The Appropriate Box If A Member Of A Group       (a)  [ ]
                                                                (b)  [x]
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3.       SEC Use Only
-------------------------------------------------------------------------------
4.       Source of Funds
                  PF
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5.       Check Box If Disclosure Of Legal Proceedings Is Required
         Pursuant To Item 2(d) or 2(e)                               [ ]
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6.       Citizenship Or Place Of Organization
                  United States of America
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NUMBER OF SHARES BENEFICIALLY
OWNED BY EACH REPORTING PERSON WITH

         7.       Sole Voting Power
                      54,632
         ----------------------------------------------------------------------
         8.       Shared Voting Power
                    7,901,200
         ----------------------------------------------------------------------
         9.       Sole Dispositive Power
                    54,632
         ----------------------------------------------------------------------
         10.      Shared Dispositive Power
                    -0-
         ----------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned By Each Reporting Person
                    8,455,832
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12.      Check Box If The Aggregate Amount In Row (11) Excludes Certain
         Shares                                                      [ ]
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13.      Percent Of Class Represented By Amount In Row (11)
                 26.5%
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14.      Type Of Reporting Person
                   IN
-------------------------------------------------------------------------------


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CUSIP NO. 929297109                     13D                  PAGE 3 OF 5 PAGES

1.       Name Of Reporting Person
         I.R.S. Identification No. Of Above Person (Entities Only)
                  Neil D. Nicastro
-------------------------------------------------------------------------------
2.       Check The Appropriate Box If A Member Of A Group       (a)  [ ]
                                                                (b)  [x]
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3.       SEC Use Only

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4.       Source of Funds
                  Not applicable
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5.       Check Box If Disclosure Of Legal Proceedings Is Required
         Pursuant To Item 2(d) or 2(e)                               [ ]
-------------------------------------------------------------------------------
6.       Citizenship Or Place Of Organization
                  United States of America
-------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY
OWNED BY EACH REPORTING PERSON WITH

         7.       Sole Voting Power
                    14
         ----------------------------------------------------------------------
         8.       Shared Voting Power
                    7,901,200
         ----------------------------------------------------------------------
         9.       Sole Dispositive Power
                    14
         ----------------------------------------------------------------------
         10.      Shared Dispositive Power
                    -0-
         ----------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned By Each Reporting Person
                      7,926,214
-------------------------------------------------------------------------------
12.      Check Box If The Aggregate Amount In Row (11) Excludes Certain
         Shares                                                   / /
-------------------------------------------------------------------------------
13.      Percent Of Class Represented By Amount In Row (11)
                  25.3%
-------------------------------------------------------------------------------
14.      Type Of Reporting Person
                    IN
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CUSIP NO. 929297109                     13D                   PAGE 4 OF 5 PAGES

     This Amendment No. 5 hereby amends the Statement on Schedule 13D, as amended by amendments previously filed by Louis J. Nicastro and Neil D. Nicastro with respect to the common stock, par value $0.50 per share ("Common Stock"), of WMS Industries Inc., a Delaware corporation (the "Company"). Only the items specifically included below are amended, and the remainder of the Statement on
Schedule 13D, as previously amended, is unchanged.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On August 24, 2000, Louis J. Nicastro exercised his options to purchase 500,000 shares of Common Stock and sold all of such shares in a negotiated transaction with a brokerage firm. He paid the exercise price of the options to the Company using personal funds. On the same date, Mr. Nicastro received a grant of an option to purchase 500,000 shares of Common Stock. Mr. Nicastro did not pay any amount in consideration of this grant.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     As previously reported, pursuant to a Voting Proxy Agreement (the "Proxy Agreement") effective as of August 25, 1995 among the Company, the Reporting Persons, Sumner M. Redstone and National Amusements, Inc., the Reporting Persons have been appointed, individually, as proxy holders to vote the Common Stock beneficially owned by Sumner M. Redstone (currently 7,901,200 shares) in order to facilitate compliance by the Company with certain regulations of Nevada gaming authorities for licensure as a manufacturer and distributor of gaming devices, pending the approval of an application of Sumner M. Redstone, which has been filed with the Nevada gaming authorities. Sumner M. Redstone is a citizen of the United States of America with a business address at 200 Elm Street, Dedham, Massachusetts 02026, and National Amusements, Inc. is a Maryland corporation with a business address at 200 Elm Street, Dedham, Massachusetts 02026.

     Louis J. Nicastro may be deemed the beneficial owner of 8,455,832 shares, or approximately 26.5% of the issued and outstanding shares of Common Stock (based upon 31,359,549 shares of Common Stock outstanding on August 24, 2000). Louis J. Nicastro has shared voting power with respect to 7,901,200 of such shares, but he does not have sole or shared dispositive power with respect to these 7,901,200 shares. Mr. Nicastro has sole voting and dispositive power with respect to 54,632 of such shares and beneficially owns another 500,000 shares which may be acquired by Mr. Nicastro pursuant to stock options.

     Neil D. Nicastro may be deemed the beneficial owner of 7,926,214 shares, or approximately 25.3% of the issued and outstanding shares of Common Stock (based upon 31,359,549 shares of Common Stock outstanding on August 24, 2000). Neil D. Nicastro has shared voting power with respect to 7,901,200 of such shares, but he does not have sole or shared dispositive power with respect to these 7,901,200 shares. Mr. Nicastro has sole voting and dispositive power with respect to 14 of such shares and beneficially owns another 25,000 shares which may be acquired by him pursuant to stock options.


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 CUSIP NO. 929297109                      13D                 PAGE 5 OF 5 PAGES

     Based solely upon information contained in a Form 4 filed on for June 2000 and Amendment No. 21, dated April 27, 2000 to the Statement on Schedule 13D filed by Sumner M. Redstone with the Securities and Exchange Commission (the "Redstone 13D"), Mr. Redstone is the beneficial owner, with sole dispositive power and shared voting power, of 4,417,300 shares of the issued and outstanding Common Stock. As a result of his stock ownership in National Amusements, Inc., Mr. Redstone is deemed the beneficial owner of an additional 3,483,900 shares of Common Stock, for a total of 7,901,200 shares of Common Stock, or approximately 25.2% of the issued and outstanding shares of Common Stock of the Company (based upon 31,359,549 shares of Common Stock outstanding on August 24, 2000).

     Based solely upon information contained in the Redstone 13D, National Amusements, Inc. is the beneficial owner, with sole dispositive and shared voting power, of 3,483,900 shares, or approximately 11.1% of the issued and outstanding Common Stock (based upon 31,359,549 shares of Common Stock outstanding on August 24, 2000).

     During the past 60 days, the only transaction that either of the Reporting Persons participated in with respect to the Common Stock was the transaction reported herein.

                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information in this statement is true, complete and correct.



/s/ Louis J. Nicastro
----------------------------------                   August 28, 2000
    Louis J. Nicastro



/s/ Neil D. Nicastro
-----------------------------------                  August 28, 2000
    Neil D. Nicastro